Exhibit 99.1

FOR IMMEDIATE RELEASE
CONTACTS:
Coach
Analysts & Media:
Andrea Shaw Resnick
Global Head of Investor Relations and Corporate Communications
212/629-2618/AResnick@coach.com
Christina Colone
Senior Director, Investor Relations
212/946-7252/CColone@coach.com
Kate Spade & Company
Investor Relations:
Priya Trivedi, Vice President, Finance & Treasurer
201/295-6110/PTrivedi@katespade.com
Media:
Emily Garbaccio
Vice President, Communications
212/739-6552/EGarbaccio@katespade.com

COACH, INC. TO ACQUIRE KATE SPADE & COMPANY FOR $18.50 PER SHARE IN CASH

Combination Creates First New York-Based House of
Modern Luxury Lifestyle Brands

Acquisition Expected to be Accretive in Fiscal 2018 and to Reach Double-Digit Accretion by Fiscal 2019 on a non-GAAP Basis

New York – May 8, 2017 – Coach, Inc. (NYSE: COH, SEHK: 6388), a leading New York design house of modern luxury accessories and lifestyle brands, today announced it has signed a definitive agreement to acquire Kate Spade & Company (NYSE: KATE). Under the terms of the transaction Kate Spade shareholders will receive $18.50 per share in cash for a total transaction value of $2.4 billion.  The transaction represents a 27.5% percent premium to the unaffected closing price of Kate Spade’s shares as of December 27, 2016, the last trading day prior to media speculation of a transaction.  The transaction has been unanimously approved by the Boards of Directors of Kate Spade & Company and Coach, Inc.

Victor Luis, Chief Executive Officer of Coach, Inc. said, “Kate Spade has a truly unique and differentiated brand positioning with a broad lifestyle assortment and strong awareness among consumers, especially millennials. Through this acquisition, we will create the first New York-based house of modern luxury lifestyle brands, defined by authentic, distinctive products and fashion innovation.  In addition, we believe Coach’s extensive experience in opening and operating specialty retail stores globally, and brand building in international markets, can unlock Kate Spade’s largely untapped global growth potential.  We are confident that this combination will strengthen our overall platform and provide an additional vehicle for driving long-term, sustainable growth.”

Craig A. Leavitt, Chief Executive Officer of Kate Spade & Company, said, “Following a thorough review of strategic alternatives, reaching an agreement to join Coach’s portfolio of global brands will maximize value for our shareholders and positions Kate Spade for long-term success as we continue our evolution into a powerful, global, multi-channel lifestyle brand.  We look forward to working with Coach’s leadership team to leverage their expertise across the business as we continue to innovate and build long-term loyalty with consumers and expand across our product category and geographic axes of growth.”

Kevin Wills, Coach’s Chief Financial Officer added, “Due to the complementary nature of our respective businesses, we believe that we can realize a run rate of approximately $50 million in synergies within three years of the deal closing.  These cost synergies will be realized through operational efficiencies, improved scale and inventory management, and the optimization of Kate Spade’s supply chain network.  At the same time, to ensure the long-term viability and health of the Kate Spade brand, and similar to the steps Coach has itself taken over the last three years, we plan to reduce sales in Kate Spade’s wholesale disposition and online flash sales channels.  Therefore, the reduction in profitability from the pullback in these channels will be offset by the realization of these substantial synergies.  As a result, we expect that the acquisition will be accretive in fiscal 2018 on a non-GAAP basis, and will reach double-digit accretion by fiscal 2019, also on a non-GAAP basis.”

Mr. Luis concluded, “The acquisition of Kate Spade is an important step in Coach’s evolution as a customer-focused, multi-brand organization.  The combination enhances our position in the attractive global premium handbag and accessories, footwear and outerwear categories, bringing product, brand positioning and customer diversification to the portfolio, and establishing scale in key functions with the resources to invest in talent and innovation.  In addition, we believe the Kate Spade brand will benefit from our best-in-class supply chain and strong corporate infrastructure.”

Strategic Rationale

The combination of Coach, Inc. and Kate Spade & Company will create a leading luxury lifestyle company with a more diverse multi-brand portfolio supported by significant expertise in handbag design, merchandising, supply chain and retail operations as well as solid financial acumen. Coach’s history and heritage, multi-channel, international distribution model, and seasoned leadership team uniquely position it to drive long-term sustainable growth for Kate Spade. Coach is focused on preserving Kate Spade’s brand independence as well as retaining key talent, ensuring a smooth transition to Coach, Inc.’s ownership.

Transaction Details

The transaction is not subject to a financing condition. Coach has secured committed bridge financing from BofA Merrill Lynch. The $2.4 billion purchase price is expected to be funded by a combination of senior notes, bank term loans and approximately $1.2 billion of excess Coach cash, a portion of which will be used to repay an expected $800 million 6-month term loan. The transaction is expected to close in the third quarter of calendar 2017, subject to customary closing conditions, including the tender of a majority of the outstanding Kate Spade & Company shares pursuant to the offer and receipt of required regulatory approvals.

Advisors

Coach’s financial advisor is Evercore Group L.L.C. and its legal advisor is Fried, Frank, Harris, Shriver & Jacobson LLP. Kate Spade & Company’s financial advisor is Perella Weinberg Partners LP and its legal advisor is Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Conference Call

Coach, Inc. and Kate Spade & Company will hold a conference call and webcast at 8:30 a.m. EDT today, May 8, 2017, to discuss the transaction. Interested parties may listen to the webcast by accessing www.coach.com/investors  or www.katespadeandcompany.com on the Internet, or dialing into 1-888- 802-8577 or 1-973-935-8754 and providing the Conference ID 20303086.  An investor presentation will also be available for download at www.coach.com/investors.

A telephone replay will be available starting at 12:00 p.m. (EDT) today, for a period of five business days.  To access the telephone replay, call 1-800- 585-8367 or 1-404-537-3406 and enter the Conference ID 20303086.  A webcast replay of the conference call will also be available for five business days.

About Coach

Coach, Inc. is a leading New York design house of modern luxury accessories and lifestyle brands.  The Coach brand was established in New York City in 1941, and has a rich heritage of pairing exceptional leathers and materials with innovative design. Coach is sold worldwide through Coach stores, select department stores and specialty stores, and through Coach’s website at www.coach.com.  In 2015, Coach acquired Stuart Weitzman, a global leader in designer footwear, sold in more than 70 countries and through its website at www.stuartweitzman.com. Coach, Inc.’s common stock is traded on the New York Stock Exchange under the symbol COH and Coach’s Hong Kong Depositary Receipts are traded on The Stock Exchange of Hong Kong Limited under the symbol 6388.

About Kate Spade & Company

Kate Spade & Company (NYSE: KATE) operates principally under two global, multichannel lifestyle brands: kate spade new york and Jack Spade New YorkTM.  The Company’s four category pillars – women’s, men’s, children’s and home – span demographics, genders and geographies. Known for crisp color, graphic prints and playful sophistication, kate spade new york aims to inspire a more interesting life.  The kate spade new york collection includes the Madison Avenue, Broome Street and on purpose labels.  Jack Spade New York offers a timeless and versatile assortment of bags, sportswear and tailored clothing founded on the aesthetic of simple, purposeful design.  The Company also owns Adelington Design Group, a private brand jewelry design and development group.  Visit www.katespadeandcompany.com for more information.

Additional Contacts:

Media
Tom Johnson/Pat Tucker
Abernathy MacGregor
(212) 371-5999
tbj@abmac.com/pct@abmac.com

Neither the Hong Kong Depositary Receipts nor the Hong Kong Depositary Shares evidenced thereby have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

Additional Information and Where You Can Find It

The tender offer referred to in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, securities, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”). The solicitation and offer to buy the issued and outstanding shares of Kate Spade & Company common stock will only be made pursuant to an offer to purchase and related tender offer materials described more fully below. At the time the tender offer is commenced, a subsidiary of Coach, Inc. will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and Kate Spade & Company will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY (WHEN THEY BECOME AVAILABLE) AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all Kate Spade & Company stockholders.  In addition, all of those materials (and all other tender offer documents filed or furnished by Kate Spade & Company or Coach, Inc. or any of its subsidiaries with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Coach, Inc. and Kate Spade & Company file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Coach, Inc. or Kate Spade & Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Coach, Inc.’s and Kate Spade & Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This report may contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Coach, Inc. and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the tender offer, the merger and the other transactions contemplated by the merger agreement by and between Kate Spade & Company and Coach, Inc.; the expected timing of the completion of the tender offer and the merger; the ability of Coach, Inc. (and its subsidiary) and Kate Spade & Company to complete the tender offer and the merger considering the various conditions to the tender offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the tender offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Kate Spade & Company’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Coach, Inc.’s latest Annual Report on Form 10-K and its other filings with the SEC. Coach, Inc. and Kate Spade & Company assume no obligation and do not intend to update these forward-looking statements.

###